CHRONABILITY, INC.
Statement of Stockholders' Deficit
(Unaudited)

	Common Stock		Capital in Excess of Par Value	Acculumated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance, at inception, March 11, 2015	1,000,000	$ 10	$ 990		$ 1,000
Net loss from March 11, 2015 to Dec, 31, 2015				(340,360)	(340,360)
Balance, December 31, 2015	1,000,000	$ 10	$ 990	$ (340,360)	$ (339,360)